UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25
NOTIFICATION OF LATE FILING

(Check One):       ☒Form 10-K ☐Form 20-F  ☐ Form 11-K    ☐Form 10-Q ☐Form N-SAR
For Period Ended:  December 31, 2011
☐Transition Report on Form 10-K
☐Transition Report on Form 20-F
☐Transition Report on Form 11-K
☐Transition Report on Form 10-Q
☐Transition Report on Form N-SAR
For the Transition Period Ended: ___________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Bonamour, Inc.
Full Name of Registrant

Former Name if Applicable
5190 North Central Expressway, Suite 900
Address of Principal Executive Office (Street and Number)
Dallas, Texas 75206-5141
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR or the transition report portion thereof, could not be filed within the prescribed time period.

Bonamour, Inc. (the “Company”) requires additional time to obtain the reports of the Company’s independent registered public accounting firms that will accompany the audited financial statements and expects to file the report within the extension period allowed by this form.

PART IV-- OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Nathan Halsey	(214)	855-0808
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). Yes  ☒No ☐

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the year ended December 31, 2011 the Company had no revenues, compared to $4,500 in revenues for the year ended December 31, 2010. The revenues in 2010 were derived from our previous business operations relating to unclaimed property location services.

For the year ended December 31, 2011, the Company had operating expenses totaling $215,015 compared to $14,289 for the same period in 2010, an increase of $200,726. This change is a result of $198,226 in general and administrative costs associated with the Company’s development and maintenance of management software, costs associated with the Company’s plans to conduct operations manufacturing and selling Bonamour products, costs associated with the Company’s efforts to comply with its reporting obligations under the Exchange Act as well as $2,500 in amortization expense.

Bonamour, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 2, 2012	By/s/ Nathan Halsey, President and CEO

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).